SEC FILE NUMBER 000-49602
CUSIP NUMBER 87157D109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 25, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

SYNAPTICS INCORPORATED

Full Name of Registrant

Not applicable

Former Name if Applicable

1251 McKay Drive

Address of Principal Executive Office (Street and Number)

San Jose, California 95131

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Synaptics Incorporated (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended June 25, 2016 (the “Fiscal Year 2016 Form 10-K”). Due to matters arising late in the year end reporting process, the Company was unable to file the Fiscal Year 2016 Form 10-K within the prescribed period without unreasonable effort or expense to the Company. The Company currently expects to file the Fiscal Year 2016 Form 10-K within the week (and in any event within 15 calendar days after the prescribed due date).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wajid Ali	408	904-1100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the year ended June 25, 2016 compared to the fiscal year ended June 27, 2015, please see the Company’s press release dated July 28, 2016 and furnished as an exhibit to the Company’s Form 8-K dated July 28, 2016.

Synaptics Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 25, 2016	By:	/s/ Wajid Ali
Name: Wajid Ali
Title: Senior Vice President and Chief Financial Officer